                                                     Filed by Virata Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                             Subject Company: Virata Corporation
                                                   Commission File No. 000-28157

On October 1, 2001, Charles Cotton, Chief Executive Officer of Virata Corporation, and Armando Geday, President and Chief Executive Officer of GlobeSpan, Inc., conducted the following investment community conference call.

                                     * * * *

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Globespan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Globespan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Globespan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                     * * * *

                         Analyst Conference Call Script

[Safe Harbor Statement read by operator]

Remarks by ARMANDO GEDAY
------------------------

Good morning, everyone, and thank you for joining us this morning.

We are announcing today that GlobeSpan and Virata have signed a definitive agreement to combine our two companies in a strategic merger of equals.

As many of you know, GlobeSpan is an established leader in DSL physical layer chip set solutions. We provide integrated circuits, software and system designs for DSL applications that enable high-speed data transmission over existing copper telephone lines. Our customer base of more than 300 equipment manufacturers includes, among many others, Lucent, Cisco, Nokia, NEC, Fujitsu, Siemens and Alcatel.

Virata is an established leader in communications processors for DSL applications. It provides communications software and semiconductors to manufacturers of DSL, wireless, satellite and other broadband networking equipment. Its more than 175 world-class customers include, among others, Ambit, Efficient, Ericsson, Hyundai, Samsung, Siemens and Toshiba.

The business combination of our two companies in a $1.3 billion transaction will bring together two strong, dynamic, leading-edge enterprises to form a combined company that is even stronger, even more dynamic, and even better positioned--strategically, technologically, operationally and financially--to meet the needs of our respective customers, to grow its revenues and earnings, to create new growth opportunities and, above all, to achieve our over-arching objective of building shareholder value.

We expect this transaction to be accretive to GlobeSpan's earnings within twelve months following completion.

Let me begin by summarizing the transaction. We'll then be happy to take your questions.

[pause]

GlobeSpan and Virata will merge in a stock-for-stock transaction based on a fixed exchange ratio, in which Virata stockholders will receive 1.02 shares of GlobeSpan common stock for each Virata common share they hold.

After the merger is completed, which we expect to occur in three to six months, GlobeSpan stockholders will own approximately 52.5% of the combined enterprise, and Virata stockholders will own approximately 47.5%.

The merger will be accounted for as a purchase and will be tax-free for Virata shareholders.

Completion is subject to regulatory approvals, approval by the stockholders of both companies and customary closing conditions.

[pause]

Reflecting the balanced nature of this transaction, the managment team and board of directors of the combined enterprise will be composed of managers and directors of both companies.

The new company's Board of Directors will be composed of eight members: four current GlobeSpan directors, including myself, and four current Virata directors, including Charles.

On the management team, I am currently President and CEO of GlobeSpan, and will serve as CEO of the combined company, which will be known as GlobeSpan Virata and headquartered in Red Bank, New Jersey.

Charles Cotton, who is currently the CEO of Virata, will serve as Executive Chairman of GlobeSpan Virata for a one-year transition period and as a non-executive Chairman thereafter. He will have a significant role during the transition phase.

While we can't effect the integration of the two companies until the transaction is closed, we will be forming a transition team in which senior executives of both companies will actively participate and have as its principal objective a smooth, seamless transition that is focused on building a company with unparalleled ability to provide integrated end-to-end solutions, physical layer and communications processor solutions for DSL applications.

[pause]

Strategically, this transaction will create a combined company with a greatly enhanced global presence and scale, a greatly enhanced ability to meet the needs of its customers, and a greatly enhanced ability to identify and seize new growth, revenue and earnings opportunities.

We share a common vision of the direction and potential of the DSL marketplace. Together we will provide complete high-speed DSL access solutions to more than 300 customers that manufacture broadband access equipment enabling a full range of voice, video and data services for businesses and consumers.

Our two companies have highly complementary product and technology road maps. We will have an unparalleled ability to offer integrated, end-to-end solutions covering central office and customer premise equipment, every flavor of symmetric and asymmetric digital subscriber line technology, and integrated physical layer and networking layer capabilities. GlobeSpan Virata will have one of the widest arrays of broadband access chipset solutions of any company, anywhere.

Between us, we have long-term relationships with virtually every networking equipment company involved in our markets around the world.

We will also have one of the largest R&D organizations focused on DSL, supported by R&D expenditures of approximately $170 million during the twelve months ended June 30, 2001.

Operationally, the new company will have extraordinary engineering resources, including more than 880 highly trained, highly skilled, and highly accomplished engineers.

Both companies also have significant, and successful, experience in smooth and seamless operational integration, in retaining key engineering and other key resources, and in maintaining market momentum. Collectively, we have acquired and successfully integrated twelve companies, with a total of 410 employees.

Financially, the new company will have combined pro-forma revenues of $528 million for the twelve months ended June 30, 2001.

The combined company will have a strong balance sheet, offering substantial financial flexibility, with approximately $700 million of pro forma cash and cash equivalents and debt of approximately $135 million.

It will have a balanced revenue mix in terms of products and geographies, with more than 300 customers and 50 service providers and one of the broadest product offerings in the communications semiconductor business.

We expect the transaction to generate synergies beginning in the first year following completion of the merger, with identified opportunities of at least $30 - $35 million annually.

I'd now like to ask Charles to offer his perspective on this merger.

Remarks by CHARLES COTTON
-------------------------

Thank you very much, Armando.

Let me begin by saying that my colleagues on the Virata board and senior management team fully share my enthusiasm and excitement about this transaction.

Like GlobeSpan, Virata has an outstanding track record of growing its business organically and via successfully integrated acquisitions. We are joining forces with GlobeSpan for one compelling reason: we are convinced we can accomplish more together with GlobeSpan, strategically, operationally and financially, than we could on a standalone basis.

As a result of this strategic business combination, GlobeSpan Virata will be among the clear leaders in developing the network technologies that are defining next-generation "last mile" networks.

The merger will create one of the most comprehensive DSL chipset and software providers, with a product portfolio of unprecedented breadth and depth. Virata shareholders will benefit from being part of a company that will provide more than 80 percent of the silicon content in DSL access equipment, and its integrated solutions will greatly improve the economics for DSL service providers and, in turn, end-users.

This combination brings together two strong, dynamic, entrepreneurial organizations with complementary products, skill sets, customer bases and target markets -- and by leveraging our combined technologies and financial and human resources -- GlobeSpan Virata will be able to offer customers the most comprehensive next-generation integrated software and silicon networking solutions.

In short, this is the right deal, with the right partner, at the right time for our companies, our customers, and our shareholders.

That concludes our formal remarks concerning the merger. Before we take your questions, I would like to take a moment to reiterate the financial guidance that Armando and I disclosed in our press release this morning.

Virata expects that for the quarter ending September 30, 2001, its revenues will total approximately $30 million. GlobeSpan expects that its revenues for the same period will total approximately $46 million. Both companies expect to offer additional guidance in connection with their next regularly scheduled earnings announcements.

And now Armando and I would be happy to take your questions.

[Q&A]

Closing comment by ARMANDO GEDAY
--------------------------------

Thank you, operator.

Let me conclude by thanking all of you for participating in this call, and for your interest in the strategic business combination of our two companies.

And we're looking forward to working together over the months ahead to achieve completion and to realize the benefits of combining GlobeSpan and Virata in a new, strong and dynamic enterprise.

[end]